UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China CGame, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

16946P107

(CUSIP Number)

June 7, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13G

CUSIP No. 169646P107	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital China Mezzanine Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,739,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,739,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,739,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.03%
12	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

CUSIP No. 169646P107	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Multifield International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,739,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,739,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,739,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.03%
12	TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13G

CUSIP No. 169646P107	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,739,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,739,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,739,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.03%
12	TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13G

CUSIP No. 169646P107	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,739,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,739,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,739,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.03%
12	TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13G

CUSIP No. 169646P107	Page 6 of 9 Pages

Item 1.	(a)	Name of Issuer:

China CGame, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Research Building, No. 801 Wuzhong Road, Changzhou Science and Education Industrial Park, Wujin District, Changzhou, Jiangsu, People’s Republic of China

Item 2.	(a)	Name of Person Filing:

CITIC Capital China Mezzanine Fund Limited (“CITIC Mezzanine Fund”)

Multifield International Limited (“Multifield”)

CITIC Capital Investment Holdings Limited (“CITIC Capital Investment Holdings”)

CITIC Capital Holdings Limited (“CITIC Capital Holdings”)

Each of CITIC Mezzanine Fund, Multifield, CITIC Capital Investment Holdings and CITIC Capital Holdings are referred to herein as a “Reporting Person”.

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of CITIC Mezzanine Fund is Boundary Hall, Cricket Square, 171 Elgin Avenue, PO Box 1984, Grand Cayman KY1-1104, Cayman Islands.

The principal business office of Multifield is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The principal business office of CITIC Capital Investment Holdings and CITIC Capital Holdings is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

	(c)	Citizenship:

See Line 4 of the cover sheets.

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP Number:

169646P107

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

(Continued on following pages)

SCHEDULE 13G

CUSIP No. 169646P107	Page 7 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

CITIC Mezzanine Fund owns certain convertible bonds (the “Convertible Bonds”) convertible into, and certain warrants (the “Warrants”) to purchase, shares of common stock (the “Common Stock”) of China CGame, Inc. (the “Issuer”). Based on an adjusted conversion price of the Convertible Bonds as determined by the Issuer and notified to CITIC Mezzanine Fund on June 7, 2011, CITIC Mezzanine Fund beneficially owns 2,739,770 shares of Common Stock through the Convertible Bonds and Warrants.

Multifield holds 100% of sponsor shares, and 33% of participating shares, of CITIC Mezzanine Fund and as such may be deemed to beneficially own 2,739,770 shares of Common Stock. CITIC Capital Investment Holdings is the sole shareholder of Multifield, and CITIC Capital Holdings is the sole shareholder of CITIC Capital Investment Holdings. As such, CITIC Capital Investment Holdings and CITIC Capital Holdings may also be deemed to beneficially own 2,739,770 shares of Common Stock.

Filing of this statement by the Reporting Persons shall not be deemed an admission that they beneficially own the securities reported herein. The Reporting Persons’ use, for the purpose of this filing, of the conversion price of the Convertible Bonds as determined by the Issuer shall in no way prejudice the rights of the Reporting Persons to challenge such conversion price determination at a later date.

(b) Percent of Class:

See Line 11 of the cover sheets. The percentage set forth in this Schedule 13G is calculated based on 22,779,595 shares of Common Stock, which is calculated by adding the 20,039,825 shares of Common Stock outstanding as of June 30, 2011 as reported by the Issuer in its quarterly report on Form 10-Q for the annual period ended June 30, 2011 and filed with the Securities and Exchange Commission on August 22, 2011, and 2,739,770 shares of Common Stock issuable to CITIC Mezzanine Fund upon conversion or exercise of the Convertible Bonds and Warrants.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: See Line 5 of the cover sheets.

(ii) shared power to vote or to direct the vote: See Line 6 of the cover sheets.

(iii) sole power to dispose or to direct the disposition of: See Line 7 of the cover sheets.

(iv) shared power to dispose or to direct the disposition of: See Line 8 of the cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Continued on following pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITIC CAPITAL CHINA MEZZANINE FUND LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director of CITIC Capital Mezzanine Management Limited
Name/Title

MULTIFIELD INTERNATIONAL LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director
Name/Title

CITIC CAPITAL INVESTMENT HOLDINGS LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director
Name/Title

CITIC CAPITAL HOLDINGS LIMITED

September 7, 2011
Date
/s/ Zhang Yichen
Signature
Zhang Yichen, director
Name/Title

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of China CGame, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CITIC CAPITAL CHINA MEZZANINE FUND LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director of CITIC Capital Mezzanine Management Limited
Name/Title

MULTIFIELD INTERNATIONAL LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director
Name/Title

CITIC CAPITAL INVESTMENT HOLDINGS LIMITED

September 7, 2011
Date
/s/ Cheung Miu
Signature
Cheung Miu, director
Name/Title

CITIC CAPITAL HOLDINGS LIMITED

September 7, 2011
Date
/s/ Zhang Yichen
Signature
Zhang Yichen, director
Name/Title